Mail Stop 3561

August 4, 2006

Mr. Richard Fortin
Chief Financial Officer
Alimentation Couche-Tard Inc.
1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec H7G 4S7, Canada

      Re: Alimentation Couche-Tard Inc.
               Form 40-F
               Filed July 17, 2006
               File No.333-10100

Dear Mr. Fortin:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Controls and Procedures

1. Please revise your disclosure in future filings to state, if true, that your disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by you in reports that you file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Additionally, clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in

the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Additionally, revise to state, if true, that your disclosure controls and procedures were effective as of the end of the period covered by the report, rather than within 90 days of the filing of the Form 40-F. See General Instructions B(6)(b) of Form 40-F and Regulation 13a-15(e) of the Exchange Act.

Financial Statements

Note 29. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

2. Please tell us what consideration you have given to FSP FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period and the impact on your consolidated results of operations and financial condition.

Exhibits 99.2 and 99.3

3. Please delete the title of the officer from the first sentence of each certification. The wording in each certification should be in the exact format provided by General Instructions (B)(6)(a) of Form 40-F. Please confirm that the inclusion of the title in the first line of each certification for your CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in your Form 40-F for the fiscal year ended April 30, 2006.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donna Di Silvio at (202) 551-3202, or me at (202) 551-3272, if you have any questions.

Sincerely,

Michael Moran
Branch Chief